Exhibit 99.1
ELI LILLY AND COMPANY
Lilly Corporate Center
Indianapolis, Indiana 46285
Transcript of Conference Call Held on October 6, 2008

Important Information — The transcript is for informational purposes only and is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of ImClone common stock discussed in this transcript has not commenced. At the time the offer is commenced, Alaska Acquisition Corporation and Eli Lilly and Company will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and ImClone will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ImClone shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the Eli Lilly & Company Update Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Instructions will be given at that time. If you should require assistance at any time, press star then zero, and as a reminder this conference is being recorded.
I would now like to turn the conference over to Phil Johnson, Executive Director of Investor Relations. Please go ahead.
Phil Johnson, Executive Director, Investor Relations

Thanks. Thank you for joining us on this conference call to discuss Eli Lilly & Company’s acquisition of ImClone Systems. I’m Phil Johnson, Executive Director of Investor Relations, and I’m joined today by our Chief Executive Officer John Lechleiter, our Chief Financial Officer Derica Rice, our Chief Scientific Officer Steve Paul, Richard Gaynor from Lilly Oncology, and Ronika Pletcher from the IR department.
You can access the press release and supporting materials regarding today’s announcement, a live webcast, an Internet-based replay, and a podcast of this conference call at lilly.com. The replay the supporting materials and the podcast will be available on our website through November 6, 2008.

During this conference call we anticipate making projections and forward-looking statements that are based on management’s current expectations, but actual results may differ materially due to various factors. For example, our results, alone or following the completion of this acquisition, may be affected by competitive developments; the timing and success of new product launches; regulatory and legal matters; patent disputes; government investigations; governmental actions regarding pricing, importation, and reimbursement; changes in tax law; acquisitions; business development transactions; the state of the financial markets; and the impact of exchange rates. Also the proposed acquisition is subject to a successful tender offer and antitrust clearance and may be subject to ImClone Systems shareholder approval, neither of which can be — none of which can be guaranteed. For additional information about relevant risk factors, please refer to both Lilly’s and ImClone’s Forms 10-K and 10-Q. In addition, the information we provide about our product and pipelines is for the benefit of the investment community. It is not intended to be promotional and is not sufficient for prescribing decisions. Finally, recall we are in the quiet period as we will announce earnings on October 23rd, and nothing we indicate today should be construed as a change in or confirmation of our existing financial guidance for 2008.
Now let me turn the call over to John.
John Lechleiter, President and Chief Executive Officer

Thanks, Phil. We are very excited to share this morning our intention to acquire ImClone Systems in an all cash tender offer of $70 per share or approximately $6.5 billion. This strategic combination will create one of the leading oncology franchises in the biopharmaceutical industry offering both targeted therapies and oncolytic agents, and a pipeline spanning all phases of clinical development. We fully expect this strategic combination to create long-term value for Lilly shareholders.
Steve and Derica will provide the scientific and financial details, but first I would like to share the rationale for this transaction and how the acquisition of ImClone fits with Lilly’s strategy and with my agenda as CEO. As I’ve said since April, my number one priority is to accelerate the flow of new innovation. Consistent with our network strategy these innovative new molecules could come from our internal pipeline or from outside the company.
In our second quarter earnings call, I expressed confidence in the strength of the pipeline, and the flow we are generating within Lilly. I emphasize that this pipeline, along with anticipated future business development efforts, positions Lilly to deal effectively with the patent expiration challenges of the next decade.
Our announcement this morning marks continued progress on this priority, and I couldn’t be more excited about what ImClone brings to Lilly. There are three key attributes that I would like to highlight. First, ImClone’s blockbuster targeted cancer agent ERBITUX is a great addition to Lilly’s existing cancer drugs ALIMTA and GEMZAR. In the US where ImClone co-promotes the drug with Bristol-Myers Squibb, ERBITUX is currently marketed for second and third line colorectal cancer and for refractory head and neck cancer.
In August, an SPLA was submitted for use of ERBITUX in first-line head and neck cancers. Compelling data was presented this year at ASCO, about the potential use of ERBITUX in first-line colorectal cancer, particularly in K-RAS wild-type patients, as well as for use in first-line non-small cell lung cancers, an area we know well. This product will expand our existing presence in oncology, and immediately serve as an additional source of growth for Lilly. We are confident that the future sales of ERBITUX will benefit from Lilly’s involvement. We look forward to partnering with Bristol-Myers and Merck KGaA, both companies with deep oncology expertise, and we look forward to collaborating with them in the future on this important product.

Second, ImClone has an impressive oncology pipeline and significant biologics expertise. They have five monoclonal antibodies in clinical development. One antibody is already in Phase III and two more are poised to begin Phase III in 2009. ImClone’s pipeline adds to our robust pipeline of 13 oncology NMEs in clinical development. Importantly, ImClone’s pipeline will significantly enhance our presence in the area of targeted therapy. We intend to fully explore combinations of GEMZAR, and especially ALIMTA with ImClone’s targeted therapies, including ERBITUX.
In addition, ImClone has significant expertise in discovering, developing, and manufacturing biologics. Lilly has a substantial biologics pipeline, an accomplished biotechnology R&D organization, with decades of experience in the development, registration, and commercialization of biologics on a global basis, and unique capabilities in protein optimization through Applied Molecular Evolution. The combination of the two organizations will provide synergistic benefits and positions Lilly for sustained leadership in biotech innovation for the future.
Further, ImClone brings a significant amount of world class biologics development and manufacturing capacity that will enable Lilly to efficiently commercialize the combined company’s biologics pipeline.
Finally, the acquisition of ImClone will help Lilly meet the challenge posed by patent expiration on several currently marketed products in the middle of the next decade.
ERBITUX has significant future growth opportunities including some potential new indications in first-line head and neck, colorectal and non-small cell lung cancers. In addition, three of ImClone’s pipeline assets are in or about to enter Phase III testing and could contribute significantly to our revenue growth in this period, while ImClone’s earlier stage assets could bolster our late stage pipeline at that time.
And now I will turn the call over to Steve Paul, who will provide additional color on the science. Steve?
Steven M. Paul, M.D. Executive Vice President

Thank you, John. As John indicated, the support and rationale for this deal is clearly centered on the science. ImClone has demonstrated abilities in discovering and developing antibodies to treat cancer and they have a blockbuster product in a very promising pipeline to prove it.
Let me begin by discussing how ImClone fits with our oncology strategy. Cancer R&D at Lilly has focused on signaling pathways that regulate cancer cell growth survival and death, as well as the tumor microenvironment. Our therapeutic strategies target key proteins that are central regulators of these pathways and are disregulated in human cancer. Such therapies can be used alone or in combination with other targeted agents, or as is commonly the case with oncolytic agents.
Lilly is well-positioned to be successful in the development of new cancer therapies due to our ability to leverage the impressive antitumor activity of our two branded oncolytics, GEMZAR and ALIMTA and novel therapies under development including antibodies, anti-stemtaligonucleotides and small molecules.
Currently, as John says, we have 13 oncology molecules in the clinic, and seven molecules that have completed candidate selection and are close to beginning Phase I testing. Molecules already in the clinic comprise seven novel oncolytic agents which include ASAP, an oral gemcitabine prodrug, and an Eg5 inhibitor, as well as a number of chemosensitizers and several antibodies such as AME133, which is a genetically engineered anti-CD20 molecule as well as an antibody inhibitor of the growth factor TGF-beta.

The most advanced of our molecules in clinical development is Enzastaurin, an oral inhibitor of the enzyme PKC-beta, which is currently in Phase III trials for the treatment of patients with poor prognosis diffuse large B-cell lymphoma in addition to Phase II trials for other hematological malignancies as well as several solid tumors.
Now let me discuss the synergies that we have seen between the Lilly and ImClone pipelines. ImClone’s strategy has been focused on developing monoclonal antibodies to key receptor tyrosine kinases that are signaling molecules for growth factors that are disregulated in a variety of different cancers. These antibodies can block growth factor binding and interrupt receptor function and also facilitate host hematological attack on cancer cells expressing these receptors. This approach has been validated by ImClone’s very successful monoclonal antibody, ERBITUX, which is directed to the epidermal growth factor receptors.
This antibody has been approved in the US for the treatment of later stages of colon cancer and head and neck cancer. Recent data suggests significant clinical activity with chemotherapy in the front line treatment of recurrent or metastatic head and neck cancer, extensive stage non-small cell lung cancer, and frontline treatment of metastatic colon cancer. These indications, if approved, could substantially increase the sales of ERBITUX.
ERBITUX is also being investigated in a variety of other cancers, including gastric, bladder, esophageal, and prostate cancer. ERBITUX will be an important addition to Lilly’s marketed oncology products in the area of thoracic oncology where GEMZAR and ALIMTA serve as foundational therapies for the treatment of frontline lung cancer.
ERBITUX exemplifies the complementary nature of ImClone’s portfolio with Lilly’s marketed oncolytic agents, as well as the many small and large molecules in clinical development. Furthermore, the ImClone pipeline increases the number of programs in the Lilly oncology clinical development pipeline by 40%, and also increases our Phase II and Phase III efforts considerably.
Let me now describe some of the important aspects of ImClone’s clinical pipeline. First, let me discuss the molecule known as 11F8, which is a fully human IDG-1 monoclonal antibody. 11F8 is directed against the same target as ERBITUX, the epidermal growth factor receptor. This antibody has potential benefits over ERBITUX, including a possible decrease in hypersensitivity reaction and a more optimal dosing schedule with a bi-weekly rather than a weekly schedule.
This antibody is currently in Phase II for metastatic colon cancer with Phase III trials planned in 2009. ImClone has sole rights to this antibody outside the US and Canada. As you are well aware, this bears a dispute as to whether ImClone has sole rights to this antibody in the US and Canada, or if 11F8 fall under the same economic arrangement with Bristol-Myers as does ERBITUX. I will not comment on Lilly’s position in this matter.
Next, let me discuss ImClone’s antibody approaches to target tumor angiogenesis or the tumor microenvironment. As you know targeting the growth of tumor blood vessels is a key therapeutic modality in the treatment of many cancers as witnessed by the clinical and commercial success of the monoclonal antibody bevacizumab marketed as AVASTIN, which targets vascular endothelial growth factor A.
Inhibition of tumor angiogenesis has been demonstrated to be important for the treatment of a variety of tumors including colon, lung, breast, renal, and liver cancers. ImClone’s 1121B antibody is a fully human monoclonal antibody that targets the VEGF receptor-2 found on tumor blood vessels,thus starving tumors of nutrients necessary for continued growth.
The mechanism of this antibody differs from AVASTIN which inhibits the binding of the growth factor of VEGF-A to the receptor targeted by 1121B. The 1121B antibody has the potential for improved activity as compared to AVASTIN due to possible stimulation of immune based anti-tumor activity and reduced side effects such as less hypertension.

Phase III studies are underway in patients with metastatic breast cancer and a Phase III trial is expected to begin in 2009 for gastric cancer. Phase II studies are being conducted in patients with a variety of cancers including melanoma, liver, renal and prostate. ImClone has additional antibodies in clinical development that target the tumor microenvironment, in particular other angiogenic pathway.
One fully human monoclonal antibody 18F1 targets the vascular endothelial receptor type I that is involved in regulation of tumor blood vessels formation and its also expressed on the surface of variety of different tumors. Another fully human monoclonal antibody 3G3, which is directed against the platelet-derived growth factor receptor alpha is also being investigated. This receptor is involved in the regulation of multiple processes included — including tumor angiogenesis invasion and metastasis. Both 18F1 and 3G3 are currently in Phase 1. Thus a variety of different antibody approaches are being utilized to attack different aspects of tumor angiogenesis; a strategy that we believe could well result in one or more new anti-angiogenesis cancer medicines.
Finally, let me discuss another exciting antibody in the ImClone pipeline. The A12 antibody, which is a fully human IgG1 monoclonal antibody targets the insulin-like growth factor type 1 receptor to prevent the binding of the growth factors IGF1 and IGF2. These growth factors are believed to increase the activity of this receptor in patients with a variety of tumors. Thus, this antibody can block signaling pathways that regulate tumor proliferation and survival and potentially trigger host immune response resulting in tumor killing. This antibody is currently being tested in a number of Phase II trials including breast, prostate, pancreas, colon, liver, head/neck and sarcoma with Phase III trials planned in 2009.
Let me underscore that this antibody also has the potential to work in combination with a variety of other targeted agents such as ERBITUX and AVASTIN. Our excitement for this deal does not end with the clinical pipeline. ImClone has a scientifically sound and pragmatic discovery engine with a solid development research group, which has produced a number of interesting preclinical assets. I believe there will be a significant synergy created between the Lilly Oncology discovery team, our biotechnology expertise at AME and here in Indianapolis and the ImClone cancer antibody discovery efforts.
It should also be noted that while the therapeutic promise of antibodies is great, the manufacturing challenges and capital requirements are also significant. Beyond discovery and development expertise, ImClone also has world class process development and manufacturing capabilities. They also have very substantial existing production capacity that can easily be expanded.
ImClone has employed similar technology to what we use for our next generation biotech products. Thus, ImClone’s manufacturing assets will not only support the ImClone pipeline I just described, but will also offer additional capacity for antibodies already in development at Lilly.
As we continue to manage risk and capital spend, this capacity is particularly attractive. To conclude, we are very excited about the scientific expertise, approach and output, Lilly is gaining with this acquisition. We will benefit not only from the molecules being acquired, but also from their scientific talent and expertise, which will contribute to the broader discovery and development efforts here at Lilly, including those in biotech.
Our overall pipeline continues to migrate towards a 50-50 balance of small molecules and biotech based therapy. With this acquisition, we will very likely exceed our commitment of having 10 high quality NMEs in Phase III development by 2011.
Now Derica will comment on the financial aspects of the deal. Derica?

Derica W. Rice, Chief Financial Officer and Senior Vice President

Thanks, Steve. This acquisition is consistent with our stated strategy of using our financial resources not only to fund internal innovation but also to acquire and fund, promising external innovation to drive the future growth and value of Lilly’s business.
Now, let me run through the numbers. I will briefly touch upon the price we are paying, the value we see in this deal and how we will fund and account for this transaction. Based upon the agreed-upon price, a purchase price of $70 per share, the aggregate purchase price for all of ImClone’s fully diluted shares is $6.5 billion, making this acquisition Lilly’s largest ever. We believe a $70 per share offer provides ImClone’s shareholders with full and fair value.
The $70 per share purchase price represents a premium of 51% over ImClone’s closing price on July 30, 2008 the day immediately prior to Bristol-Myers’ initial offer. We are confident that we will create value for Lilly’s shareholders by combining ERBITUX and ImClone’s strong pipeline and deep expertise in discovery, development and manufacturing biologics with our established oncology franchise and our long standing biotech capabilities.
Put in the simplest terms, this deal will be financially successful with the income stream of ERBITUX including future new indications, accompanied by one additional successful drug from the current crop of five clinical candidates. Any other clinical or preclinical candidate reaching the market will represent upside.
Based upon the due diligence we conducted on ImClone’s pipeline, we believe at least one additional drug will make it to market and be commercially successful. Therefore, we expect to generate value over and above the $70 per share we are paying to acquire ImClone. Consequently, we expect Lilly’s shareholders to benefit from this acquisition. In terms of how we will pay for this acquisition, we intend to fund the acquisition of ImClone with a combination of cash and debt.
You may have seen that S&P this morning confirmed a AA long-term debt rating and our A1 plus short-term debt rating. We are still awaiting word from Moody. Importantly, at the completion of this transaction we will still have sufficient financial flexibility to fund our current operations and to engage in additional in-licensing deals and small cap acquisition. In addition, our dividend policy will remain unchanged.
It is too early to estimate how the acquisition cost will be allocated amongst IPR&D, goodwill, marketed product intangibles and other net assets. If our tender offer is successful, we would anticipate recognizing a sizable IPR&D charge in the fourth quarter. Exactly how these amounts flow through our income statement and balance sheet over time will depend upon the percentage of outstanding shares we obtain in the initial tender offer and when we are able to secure any remaining shares not tendered.
Finally, we anticipate that this acquisition will be accretive on a cash basis in 2012 and on a GAAP basis in 2013. Based upon the expected impact of this acquisition on our 2011 EPS, we maintain our expectation of achieving the double-digit compounded annual EPS growth between 2007 and 2011 that we outlined in last December’s investment community update.
Now, let me turn the call over to John for concluding remarks. John?
John C. Lechleiter, Ph.D., President and Chief Executive Officer

Thank you, Derica, and let me summarize how the acquisition of ImClone fits with Lilly and why it is important for us? The combination of Lilly’s and ImClone’s current cancer franchises creates a true oncology power house. ERBITUX is a product that fits well with our current portfolio and for which we believe there is significant growth potential for years to come.
The pipeline of five molecules that ImClone currently has in clinical development includes one in Phase III and two more scheduled to begin Phase III testing next year. These three products if successful, would be launching in the middle of the next decade, a period during which we lose exclusivity for several currently marketed products.
As we prepare today for the challenges of the next decade, these opportunities could be significant contributors to growth. This deal is an excellent fit with the strategy and priorities I have set forth for Lilly. This acquisition adds exciting opportunities to our mid and late stage pipeline, it bolsters our presence in biotech, and it expands our scientific expertise.
This acquisition is an investment in our future, and we will continue to fund robustly, the innovations that ImClone has generated. As we have done with AME, we will support and benefit from the ImClone operation without losing the approach that has made them successful. In discovering new medicines, value is created by people, by the scientific talent doing the R&D. ImClone has a world class team, and we’re excited to have them a part of Lilly. I’m enthusiastic about the possibilities created by pairing ImClone with our own world class research team.
Looking ahead, we will report our third quarter earnings on October 23. On December 11, we will have our Annual Update to the investment community in New York. At this meeting, we will provide a more in-depth review of the pipeline, our commercial operations and our financial expectations. I hope to see you there.
We will now open the lines for questions. Operator, the first caller, please.

QUESTION AND ANSWER SECTION
Operator: Thank you. Ladies and gentlemen, if you wish to ask a question, press star then 1 on your touch tone phone. You will hear a tone indicating you have been placed in queue. You may remove yourself from queue at any time by pressing the pound key, and if you are using a speaker phone, we ask that you pick up your headset before pressing the numbers. Thank you. Our first question comes from the line of Tony Butler from Berkeley [ph] Capital. Please go ahead.
<Q — Tony Butler>: Thanks very much. John, a couple of questions please. I’m curious from a business development perspective. I just make assumptions your team looks at a variety of things across the landscape all the time, and in doing so, I’m most curious, how that business development team reported up to you, the difference between ImClone today following the Bristol-Myers initial bid. And, say, ImClone, let’s say, a couple of months ago when that bid didn’t exist.
And then a follow-on question, but somewhat related is; how would you think about a potential follow-on bid from Bristol-Myers, on top of your existing bid? Thanks very much.
<A — John Lechleiter>: Tony, I’ll answer the second question first. We can’t speculate on what action; if any, Bristol-Myers would take. Right now, we’re intent on getting this deal closed, hopefully by the end of this year; and if not, in the first quarter of next year. With respect to ImClone itself, this is a company we’ve been interested in for some time. Obviously, the action that Bristol announced in late July precipitated action on our part, we gave ImClone a non-binding letter of interest in early September and the negotiations have taken place from that point. We believe that $70 price represents a fair price to pay, based on our assessment of ERBITUX and its potential, of ImClone’s pipeline and the biotech capabilities that the company brings, and of the importance of that pipeline and helping us deal with the year YZ challenges that lie ahead.
<Q — Tony Butler>: Thanks John.
Operator: Thank you. Our next question is from line of Roopesh Patel from UBS. Please go ahead.
<Q — Roopesh Patel>: Yes, thank you. Just a couple of questions on IMC-11F8, I was wondering if you could please elaborate on the extent to which the company expects 11F8 to displace ERBITUX in international market, if successful? Given that, Merck KGaA doesn’t have rights to this compound. It seems likely that they’re going to continue to push ERBITUX even after 11F8 launch? So I was just wondering as to your outlook on the commercial prospects for 11F8, once it is launched internationally? And then just separately on the same compound, if you could kindly clarify what the company has assumed with regard to Bristol’s rights to 11F8 in US and Canada? Thank you.
<A — Phil Johnson>: Roopesh, this is Phil; I’ll go ahead and handle your questions and Steve and Derica feel free to chime in if you like. As you know we don’t provide forward-looking statements on the projections for sales for product. We can say we’re very enthusiastic about the potential profile that this product could have and a competitive strength it could have in this marketplace to compete very effectively.
With regard to the assumptions that we made looking at the 11F8, we understand there is a dispute between the two companies, we’ll obviously in due course have a chance to sit down and discuss this with Bristol-Myers. We contemplated various scenarios for what could happen in the U.S. market into our evaluations, so I guess the best we could say is our valuation does contemplate a number of scenarios that could play out over the course of the next few years, Derica.

<A — Derica Rice>: With respect to the last comment I would make is clearly in regards to your question around the OUS, this is where 11F8 will clearly have to differentiate itself from ERBITUX itself. That’s the key — the key driver.
<A — Phil Johnson>: You’re going to sum-up.
<A — Steve Paul>: No, no I think Derica said it best, I mean the success of this molecule depend on it ability to differentiate. We’ve talked about the possibility of having a decrease in the hypersensitivity reactions. We also talked about a more optimal dosing schedule for this molecule. There may be other attributes as well, but will — those will clearly determine the success of this compound.
<A — Phil Johnson>: Roopesh thanks for the questions. Mary, next caller please.
Operator: Thank you. Our next question is from the line of Tim Anderson from Stanford Bernstein. Please go ahead.
<Q — Tim Anderson>: Thanks. Going back to 11F8, seems like its a key part of ImClone’s pipeline, you’re the highest bidder for the company, yet you’re not willing to say what’s in your expectations for whether Bristol will have rights or not. And I guess my question is why not make that contract language between ImClone and Bristol public, so that investors can assess the full situation themselves. And if you don’t end up getting rights to that product in the U.S., will you still be able the say that the price you will have paid for ImClone was a fair one?
<A — Derica Rice>: Tim, this is Derica. What I can say is, you know, we looked at a range of potential outcomes and scenarios across the pipeline of ImClone’s growth. The other four molecules as Steve outlined, as well as 11F8, and also working through the dispute in the US. I can tell you that looking at all the totality of range we still feel very good and confident about the $70 per share price that we’re paying and our ability to provide value for the Lilly shareholders, given all of those different scenarios. So without disclosing all the details because, as we stated, we are/or ImClone is still in discussions with BMS, we feel good about where we are.
<A — Phil Johnson>: Thanks there. Mary next caller please.
Operator: Thank you. The next question is from Chris Schott from JP Morgan. Please go ahead.
<Q — Christopher Schott>: Great. Thank you. Just two quick questions here, maybe, first talking about any overlap in the pipeline here? I know Lilly has a few undisclosed Phase I biologic assets, any expectations of any product divestures that maybe required for this transaction? And then second, when we think about the 2009 through 11 kind of earnings numbers as it relates to your guidance, do you intend to include merger related amortization as part of that guidance or as is, I guess, with ICOS or will we look to move through an ex-amortization number here, given that when many of your peers have kind of gone to that treatment following most recent transactions? Thanks.
<A — Phil Johnson>: Well, I’ll have Steve handle your first part of the questions and then Derica the second.
<A — Steve Paul>: As I said in my remarks, we believe this pipeline is fully complementary with our pipeline and we don’t anticipate any divestitures as a result of this acquisition.
<A — Derica Rice>: Chris this is Derica. With regards to 2009 guidance, let me first remind the listeners that we have not put 2009 guidance out for Lilly at this time. Typically we’ve done that at our December analyst meeting. It’s premature for us to speculate exactly what that will look like at this moment with the impact — assuming the impact of this transaction. Given that, we still have to wait to see how the tender offer evolves and at what rate the shares are tendered and that will impact our 2009 outlook. But given that we will share all of this at future discussions coming up probably by December.
<A — Phil Johnson>: One precedent, Chris, would be the way we handle the ICOS amortizations, which I think as you are aware does show up in our cost of goods sold line. But we will be very explicit when we talk in December about what would be in our guidance and if anything is excluded, making sure if that’s very clear to you. Mary, next caller please.
Operator: Thank you. The line of David Risinger from Merrill Lynch. Please go ahead.
<Q — David Risinger>: Yes. Some of my questions have been asked. But could you please tell us what percentage of Eli Lilly cash resides in the US today. Also could you please tell us what your synergy assumptions are assuming that Bristol-Myers continues to sell ERBITUX in US and Merck KGaA continues to sell it ex-US. I just don’t have a clear picture for what level of synergies you will be able to realize if you end up having to build infrastructure at Eli Lilly to work with those other parties? Thank you.
<A — Derica Rice>: David, this is Derica. In regards to our cash situation, we feel very confident about our ability to finance this transaction as I stated earlier through a combination of cash and debt. And that will be cash that’s sitting inside the US as well as our current debt capacity and as I also stated S&P has come out and reaffirmed our AA long term rating, as well as our A-1+ short-term rating. So we feel very good there. Secondly, and in regard to the synergy. We absolutely are looking forward to incorporating the scientific expertise and knowledge base that’s evident and apparent at ImClone today. You know when you think about some of the synergies obviously we will continue to work through how things look on the SG&A side. But also another type of synergy we will get is what Steve alluded to is that, if you look at the biotech development and manufacturing capacity and capability at ImClone, and what we can gain from assisting us with our own internal biotech development projects we see great synergistic value there as well, especially as it relates to capital avoidance.
<A — Phil Johnson>: Mary, next caller please.
Operator: Thank you. The line of Bert Hazlett from BMO Capital. Please go ahead.
<Q — Robert Hazlett>: Thanks. Good morning, everyone. A couple of questions. First, how much debt, may be I missed it, but how much debt do you need to issue in order to effect this transaction? And do you anticipate any issues given some of the dislocations in the capital market? And if you could just for modeling purposes give us an indication of what type of interest rate you might be paying on that? Next, corollary, can you talk a little bit more about additional near-term dilution you spoke to EPS accretion 2013, can you talk a little bit more? I know there is lots of moving parts here. A little bit more about near-term dilution you might have here when you take all the factors in? And last the IGF-1R program looks quite exciting, however, there are other competing programs out there. I think, Pfizer just moved into Phase III and Amgen has others — as do a number of others in development. If — and you folks could characterize that particular compound and discuss its relative competitive advantages or disadvantages compared to the Pfizer compound or others. Thanks.
<A — Derica Rice>: Okay. Bert, I will take the first couple of questions and then I’ll turn it over to the Richard Gaynor to respond to the IGF-1R question. As it relates to the amount of debt, I anticipate that we could take on debt somewhere in the $2 to $3 billion range, okay, to help finance this transaction. In regards to the current capital markets in the state liquidity or illiquidity, we have more than sufficient backstops in terms of issuing backup lines of credit in terms of issuing commercial paper. We have at least over $5 billion of backstop protection at this stage, so I feel very good there. In regards to your other question regarding near time dilution, it is still somewhat premature and some of this is once again going to be impacted by the prescriptor rate of the tentative shares offered or tendered and how that impacts the fourth quarter versus 2009, and the resulting IPR&D charge that we would take in the fourth quarter or the first quarter whenever this deal closes. Richard?
<A — Richard Gaynor>: Okay. Let me comment on the antibody IGF-1R. As was pointed out this is a competitive area with both antibodies and small molecules trying to target this receptor. What we can say is that ImClone has a very extensive clinical development program there and really has some very interesting early data. In terms of trying to distinguish this from other molecules there are several things in terms of the epitope which the antibody attacks and also within IgG1 antibody which could trigger immunologic attack on tumor cells expressing this receptor which could be a big differentiating feature. It’s a planned to go into Phase III studies next year and we think it will be very competitive with other molecules that are currently in development.
<A — Phil Johnson>: Bert on your question on the interest rate as well, we can’t speculate on the precise kind of a rate, but I think as Derica had mentioned earlier with the AA long term debt rating as well as A1+ commercial paper ratings, you could probably get some benchmarks or ranges from commercials or corporates are trading in those kinds of ranges, to figure out what the rates might be. Mary, have the next caller please?
Operator: Thank you. The line of Seamus Fernandez from Leerink Swann. Please go ahead.
<Q — Seamus Fernandez>: Well, thanks very much. I have three questions. Just first, can you just describe or talk about any strategic advantages to having the facilities in New Jersey, which I believe include research facilities, and how that might actually help recruiting efforts in that space? Separately, again with regard to the movement of these antibodies into Phase III at ImClone my understanding is that movement forward has been relatively rapid. I am wondering if you believe there is any risk with regard to the data that you’ve seen, and if the data that you saw if you saw all of those data in your due-diligence to basically say that under Lilly’s auspices these products would definitively move into Phase III, given the data that ImClone has generated so far? And then Derica, I don’t actually believe you gave the answer to the question on the percentage of cash that’s in the US, just wondering if you can give us a little bit more of a definitive answer there? Thank you.
<A — John Lechleiter>: Seamus, this is John Lechleiter. I’ll ask Derica to answer that last question, then I’ll go back to your first one and ask — then ask the Paul to talk about the movement in the Phase III?
<A — Derica Rice>: Seamus, you’re absolutely correct we did not give you the exact percentage of cash in the US, what I can say, and I still will not, but what I can say is that I believe we have sufficient cash on hand to finance this deal along with the — the level of debt that I articulated earlier in the $2 to $3 billion range.
<A — John Lechleiter>: Seamus, with respect to the location New Jersey, ImClone currently have some research based I think in Manhattan. And they’ve got a sizeable development and manufacturing presence in New Jersey. So we look forward obviously to having a new presence in that space. It’s important for a number of reasons. I think it’s too early to say what kind of impact would this have on our recruiting and other things.
<A — Steve Paul>: With respect to development, I believe of 1121B Seamus, is that you were referring to?
<Q — Seamus Fernandez>: I believe the IGF1, as well as — yeah that’s the one, as well as the angiogenesis inhibitors.
<A — Steve Paul>: Again we like the mechanism, we like the pre-clinical data, and what we’ve seen in the clinical data so far is very, very encouraging. I just point out that these are more or less pretty validated mechanisms with respect to other molecules. We think the differences here may bode well for differentiating these compounds from currently marketed products.
<Q — Seamus Fernandez>: So just to follow-up on that under Lilly’s auspices, if you had own this molecules you would have move them into Phase III with the same data?
<A — Steve Paul>: Yes, I think, so and certainly in the case of the VEGFR2 we would have done that. Yes, it’s based on what we’ve seen. Again I point out that all molecules in development are risky, and that would include our own as well. But we think the data is pretty compelling.
<Q — Seamus Fernandez>: Thank you.
<A — Phil Johnson>: Thanks very much. Mary, next caller please.
Operator: Yes, the line of Steve Scala from Cowen. Please go ahead.
<Q — Steve Scala>: Thank you. Is there a break-up fee associated with this deal should a higher bidder become successful and secondly, there is a number of parts to the financial arrangement with Bristol including the royalty, the fact that they purchased product at manufacturing cost plus 10%, the fact that they sponsor ERBITUX development, the fact that the deal terminates some time in the next decade. Does any of this change or will Lilly seek to change any of these elements? Thank you.
<A — Derica Rice>: Steve, this is Derica. Yes, we do have kind of a standard and customary break-up fee as a part of this agreement. Regard to the current relationship between ImClone and the terms between them and Bristol-Myers we did not contemplate or anticipate that those terms would change as a result of this transaction.
<A — Phil Johnson>: Thanks Steve. Mary, next caller.
Operator: The line of Jamie Rubin from Goldman Sachs. Please go ahead.
<Q — Jamie Rubin>: Thank you. Excuse me; if I could just follow up on some of your comments related to synergies which were more qualitative, obviously, we are struggling to understand the purchase price with respect to uncertainty around 11F8. Can you therefore elaborate on the level of cost savings or cost avoidance with respect to annual R&D spend going forward as well as capital expenditure, I imagine a big part of your excitement and you have talked about this, relates to biological manufacturing, it’s hard for us as we model going forward to get our arms around that. So, maybe if, Derica you eluded cost of avoidance, if you could actually put some numbers around that. Thanks.
<A — Derica Rice>: Thanks for the question, Jamie, this is Derica. If you’re running your models which you just, you’re not going to explain the total purchase price through ERBITUX and synergistic value in terms of rationalization of cost reduction. As we looked at this deal the vast majority — a good portion of the value of this deal is in the pipeline, which is why Steve and John has spent some extensive time talking about the five molecules that we saw the stages of development that they are in and what we believe to be compelling science based on the data that we’ve seen. In regard to further rationalization, obviously, we need the R&D capabilities and expertise that ImClone brings to the table. We’ll work through some potential synergistic value in terms of SG&A as I talked about. As I stated the latter piece is if we look at our manufacturing and development organization, and we look at our own biotech pipeline and the ability to develop and manufacture some of our internal pipeline in those facilities its what gets up to the fair value of $70 per share. And as I stated also, if we were able to read one molecule from the pipeline of ImClone in addition to ERBITUX, then this deal will absolutely have value to the Lily shareholders.

<A — John Lechleiter>: Jamie, this is John Lechleiter, I just want to make a couple of other comments. The economic logic of this deal, that portion the pipeline contributes, does not end on 11F8. We think 11F8 is very interesting, its clear we have international rights for 11F8, what’s not clear is the Bristol current rights versus ImClone as Derica said earlier, we’ve modeled this thing with that in mind but the anti-IGF antibody and the VEGF2 antibody are both also very, very interesting, obviously. With respect to synergies and manufacturing capital avoidance which Derica — which Derica talked about earlier. A good example would be the A-beta antibody for Alzheimer’s that we’re going to take into the clinic next year. Although, we’ve not validated this yet, obviously, we’ve got a lot of work to do to get this all sorted out, its possible for example that ImClone’s facilities could be helpful there, an expansion of ImClone’s facilities could be helpful on helping us supply that antibody for reasons that are based on the common technology that we share and our own assessment of their own — of their state-of-the-art facility.
<Q — Jamie Rubin>: Thank you.
<Q — Phil Johnson>: Next caller.
Operator: Thank you. Catherine Arnold from Credit Suisse. Please go ahead.
<Q — Catherine Arnold>: This is Mike Firm for Catherine. Regarding the manufacturing assets from ImClone, can you quantify the incremental capacity that you gain after ERBITUX requirements? And secondly, can you quantify what CapEx spend you would have had for your own biologics pipeline, if there were no ImClone transaction?
<A — Derica Rice>: Well, that’s a tough question at this stage given where we are. What we can say is, a lot of that’s going to depend on the volume of assets that we have coming through our pipeline, but I think the best example is the type that John shared where, we have looked at our own A-beta antibodies for Alzheimer’s as a part of our own internal contingency plans, one of the things we were contemplating was sourcing from external manufacturing sources, so this clearly would give us a potential upper hand here. And so in terms of capital avoidance, well if you are trying to build a new biotech facility today, you’re at least somewhere in the $0.5 billion to $1 billion range.
<Q — Steve Paul>: We have quite a few antibodies in development as I alluded to earlier and a lot of this will depend on how well they fare in their technical success moving forward.
<Q — Phil Johnson>: Next caller please.
Operator: Thank you. David Moskowitz from Caris & Company. Please go ahead.
<Q — David Moskowitz>: Thanks very much. Good morning, everyone. I recognize this is going to be very difficult for all of us to try and model given all the moving parts and I know you guys are working through it well. Is there a way that you can give us some level of percentage dilution of earnings that you expect for next year? That would be question one. Question two is, you guys have a very high level of confidence in 11F8 and I assume that’s because of attributes similar to ERBITUX, can you talk about any differences and commonalities with respect to the IP between the two compounds? Thanks.
<A — Derica Rice>: David, I’ll take the first question and look to for Steve on the second question. In regard to 2009 dilution as I said earlier, we have not provided guidance for 2009 for Lilly, even our base business. As relates to this transaction, while lot of the dilution effect will depend upon the size of the charge that we take as the closing of the deal in terms of the IPR&D charge. Given that we don’t know exactly when that’s going to happen, whether it would be in the fourth quarter of ‘08 or the first quarter of 2009, it’s difficult to provide that kind of detail at this stage. What I can say is that as I stated earlier, we do expect this deal to be accretive in 2012. And then as I also look at our longer term outlook we provided last year in December, really a compounded average growth rate of at least double low double-digit between 2007 and 2011 we still believe that we can achieve that even in addition to this transaction, considering this transaction.
<A — Phil Johnson>: David on the IP, we don’t have a specific date for when to expect the IP to run, until, again, the lawyers characterize this is having a very strong IP position, we’ll be happy to follow up with more details, once we have those.
<Q — David Moskowitz>: And -
<A — Phil Johnson>: Go ahead David.
<Q — David Moskowitz>: Sure. In particular, I was just wondering if there were any commonalities that you guys know about with respect to this, the two compounds ERBITUX and 11F8. And the other question would also be where is ImClone in the process of the dispute between themselves and Bristol-Myers on the compound?
<A — Phil Johnson>: Richard, you want to handle some of the similarities and differences between the compounds?
<A — Richard Gaynor>: The commonalities is they react to basically the same region of the EGFI, the receptor and so that’s in common — very similar contact. And so, the biggest differences you know is that the 11F8 is fully humanized which Steve has mentioned some of the potential advantages from that.
<Q — David Moskowitz>: Are the CDR loops are the same on the two molecules?
<A — Richard Gaynor>: I am sorry, I didn’t hear the question?
<Q — David Moskowitz>: So, the binding of the two antibodies are the same, the CDR loop region.
<A — Richard Gaynor>: Correct.
<Q — David Moskowitz>: Okay. And where is Bristol-Myers in the process with ImClone in terms of trying to resolve this dispute?
<A — Phil Johnson>: Okay. At this point, David we’re not commenting on the status of that, and how that might resolve, and when. Obviously as we step in, some week after [ph] the tender offer, we’ll be able to have probably more informed information to provide to you, at that time.
<Q — David Moskowitz>: Thank you.
<A — Phil Johnson>: Next caller please.
<Q — David Moskowitz>: Thanks so much.
<A — Phil Johnson>: Sure.
Operator: Thank you. We go to line of Mike King from Rodman & Renshaw. Please go ahead. Mike King your line is open.
<Q — Michael King>: I apologize my phone was muted. I — my question was whether or not, there is a retention program for some of the current employee at ImClone, and who that program might cover?

<A — John Lechleiter>: Mike, we haven’t determined that yet. Obviously, we’re in the midst of forming transition teams between both of our companies. And I am confident we will get that worked out in the time period of between now and closing.
<A — Phil Johnson>: We’ll go ahead and take one more caller.
Operator: Thank you. The line of Stuart Hosansky from Vanguard. Please go ahead.
<Q — Stuart Hosansky>: Yes. Good morning. Can you hear me?
<A — Phil Johnson>: Yeah, we can.
<Q — Stuart Hosansky>: Okay. Great, thank you. And I guess, I hate to keep coming back to the financing of this transaction, but given the uncertainties in the credit market, given Altria’s announcement last week that their bankers have asked them to delay the closing of the UST transaction. There is a little bit of uncertainty out there regarding your ability to finance this transaction. I know you’ve mentioned that you’re looking at $2 to $3 billion in debt, which means that you presumably would be looking to use internal cash for 3 to $4 billion on this. You’ve also indicated that you have $5 billion in backstop financing, yet on your the most recent 10-Q you already mentioned 1.25 billion in committed financing. I guess my first question is; how much do you have in committed financing? Do you have financing lined up for this transaction?
<A — Derica Rice>: Stuart, this is Derica. Yes, as part of this transaction we were able to go out and secure an additional to the $1.2 billion as you talked about on our balance sheet at the end of second quarter. We were able to secure an additional $4 billion of backstop to support a CP issuance. So we’re well above the $5 billion threshold. And then once again, if you looked at our balance sheet, we had over $6 billion of cash at the end of the second quarter and that number has grown since we closed our book for the Q2. So we feel very comfortable at this stage with our ability to finance this transaction.
<A — Phil Johnson>: Great. Thanks for the question. I’ll turn over to John to close up the conference call.
John C. Lechleiter, President and Chief Executive Officer

Thanks Phil, and thanks to each of you for your time this morning. We’re very excited about this acquisition as the combination of Lilly and ImClone build a new oncology powerhouse, again three key points that I’d like you to remember. First, Lilly’s ALIMTA and GEMZAR, already market leading chemotherapy agents, are very complementary to ImClone’s ERBITUX. Further ImClone’s five antibodies in clinical development augment Lilly’s existing 13 oncology compounds in our own pipeline. Also Lilly’s strong scientific expertise in oncology will be further fueled by ImClone’s unique R&D expertise. Secondly, this acquisition addresses head-on Lilly’s key priority of speeding innovation. Today, Lilly has roughly 50 molecules in clinical development including those in our oncology portfolio. Three of the five antibodies in ImClone’s pipeline have potential to be in Phase III in 2009. Combined our current R&D efforts address all major solid tumor types. In addition, ImClone’s biotech process development and manufacturing capabilities complement and enhance Lilly’s own capabilities with the potential to be utilized in other important therapeutic areas such as Alzheimer’s disease. And lastly, this acquisition bolsters our product portfolio in the middle part of the next decade when key patents expire ultimately providing a source of sustained growth for Lilly and our shareholders. ERBITUX’s strong revenue growth will continue to be driven by market demand and new indications. ImClone’s pipeline is poised to mature in the years most critical for Lilly. Be assured that we are committed to making the appropriate investments to advance this pipeline to realize its full promise. At Lilly, we have a sense of urgency to deliver strong results— to deliver strong results today while also reshaping the company to win for the benefit of patients and shareholders alike. Thank you for joining us this morning and I look forward to continuing my interactions with our investors.
Operator: Thank you. Ladies and gentlemen this conference will be available for replay after 11 AM Eastern Time today through midnight October 13th. You may access the replay service by dialing 1-800-475-6701 and entering the access code 963769. International participants may dial 320-365-3844 and use the same access code 963796. This concludes our conference. Thank you for using AT&T. You may now disconnect.